EXHIBIT 99.2


                         [Amazonia Celular Logo Omitted]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                  (X)                         ( )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                  149,285            0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                             1,011,364            0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /         Stock                                                                                    Volume
Derivatives    Characteristics(2)    Intermediary   Operation      Day        Quantity       Price           (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
  Shares            Common                0            Buy          0            0             0                 0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                  149,285            0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                             1,011,364            0              0
---------------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [Amazonia Celular Logo Omitted]


                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                  (X)                         ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    52               0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                  0               0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /         Stock                                                                                   Volume
Derivatives     Characteristics(2)    Intermediary   Operation      Day       Quantity       Price           (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
     0                  0                  0           Buy           0           0             0                 0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    52               0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                  0               0              0
---------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [Amazonia Celular Logo Omitted]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
---------------------------------------------------------------------------------------------------------------------------
  Group and                  (X)                         ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    16               0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                  0               0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /         Stock                                                                                    Volume
Derivatives    Characteristics(2)    Intermediary   Operation      Day        Quantity       Price           (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
     0                  0                  0           Buy          0            0             0                 0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    16               0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                  0               0              0
---------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [Amazonia Celular Logo Omitted]


                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                         (X)                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                  20,452             0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                               11,318             0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /         Stock                                                                                    Volume
Derivatives    Characteristics(2)    Intermediary   Operation      Day        Quantity       Price           (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
     0                  0                 0            Buy          0            0             0                 0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                  20,451             0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                               11,318             0              0
---------------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [Amazonia Celular Logo Omitted]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                         (X)                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /          Stock                                                                                   Volume
Derivatives     Characteristics(2)    Intermediary   Operation      Day       Quantity       Price           (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
     0                  0                  0           Buy           0           0             0                 0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [Amazonia Celular Logo Omitted]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
---------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                         (X)                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /         Stock                                                                                    Volume
Derivatives    Characteristics(2)    Intermediary   Operation      Day        Quantity       Price           (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
     0                  0                  0           Buy          0            0             0                 0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [Amazonia Celular Logo Omitted]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                         ( )                 (X)                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                  6,140              0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                               6,142              0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /         Stock                                                                                   Volume
Derivatives     Characteristics(2)    Intermediary   Operation      Day       Quantity       Price           (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
     0                  0                  0           Buy           0           0             0                 0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                  6,140              0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                               6,142              0              0
---------------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [Amazonia Celular Logo Omitted]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                         ( )                  (X)                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /         Stock                                                                                   Volume
Derivatives     Characteristics(2)    Intermediary   Operation      Day       Quantity       Price           (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
     0                  0                  0           Buy           0           0             0                 0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [Amazonia Celular Logo Omitted]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
---------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                         ( )                  (X)                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    9                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /         Stock                                                                                    Volume
Derivatives    Characteristics(2)    Intermediary   Operation      Day        Quantity       Price           (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
     0                  0                  0           Buy          0            0             0                 0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    9                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [Amazonia Celular Logo Omitted]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Company Name: TELE NORTE CELULAR PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                         ( )                 ( )                       (X)
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /         Stock                                                                                    Volume
Derivatives    Characteristics(2)    Intermediary   Operation      Day        Quantity      Price            (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
    0                  0                  0            Buy          0            0            0                  0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [Amazonia Celular Logo Omitted]

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Parent Company Name: TELPART PARTICIPACOES S.A.
---------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                         ( )                  ( )                       (X)
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /         Stock                                                                                   Volume
Derivatives     Characteristics(2)    Intermediary   Operation      Day       Quantity       Price           (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
     0                  0                  0           Buy           0           0             0                 0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------


(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                         [Amazonia Celular Logo Omitted]


                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In April 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

---------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name: AMAZONIA CELULAR S.A. - MARANHAO
---------------------------------------------------------------------------------------------------------------------------
  Group and                  ( )                         ( )                  ( )                       (X)
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
---------------------------------------------------------------------------------------------------------------------------
                                                    Initial Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------
                                                Operations in the Month
---------------------------------------------------------------------------------------------------------------------------
Securities /         Stock                                                                                    Volume
Derivatives    Characteristics(2)    Intermediary   Operation      Day        Quantity       Price           (R$) (3)
---------------------------------------------------------------------------------------------------------------------------
     0                  0                  0           Buy          0            0             0                 0
---------------------------------------------------------------------------------------------------------------------------
                                                       Sell
---------------------------------------------------------------------------------------------------------------------------
                                                     Final Balance
---------------------------------------------------------------------------------------------------------------------------
Securities                                                                                                %
    /                                                                                       -------------------------------
Derivatives                  Securities Characteristics(2)                    Quantity        Same Class       Total
                                                                                               and Type
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Common                                    0                0              0
---------------------------------------------------------------------------------------------------------------------------
  Shares                               Preferred                                 0                0              0
---------------------------------------------------------------------------------------------------------------------------

(1) When filling in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.